UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934*

OCM HoldCo, LLC

(Name of Issuer)

Class A Membership Units

(Title of Class of Securities)

N/A

(CUSIP Number)

August 8, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM VoteCo, LLC (FEIN: 20-3502548)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 100 Units

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 100 Units

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 Units

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 100%

12.	Type of Reporting Person (See Instructions) HC

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald N. Beck

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 100 Units

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 100 Units

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 Units (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 100% (1)

12.	Type of Reporting Person (See Instructions) IN

(1) Ronald N. Beck, Stephen A. Kaplan, Sheldon Stone, John Frank, Richard Masson, Howard Marks, David Kirchheimer and Bruce A. Karsh may be deemed to form a “group” and, as a result, each such individual may be deemed to be a beneficial owner of the 100 Class A Membership Units.  Each of the reporting persons disclaims membership in a group and therefore disclaims beneficial ownership of any of the Class A Membership Units.  See Item 4.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen A. Kaplan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 100 Units

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 100 Units

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 Units (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 100% (1)

12.	Type of Reporting Person (See Instructions) IN

(1) Ronald N. Beck, Stephen A. Kaplan, Sheldon Stone, John Frank, Richard Masson, Howard Marks, David Kirchheimer and Bruce A. Karsh may be deemed to form a “group” and, as a result, each such individual may be deemed to be a beneficial owner of the 100 Class A Membership Units.  Each of the reporting persons disclaims membership in a group and therefore disclaims beneficial ownership of any of the Class A Membership Units.  See Item 4.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sheldon Stone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 100 Units

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 100 Units

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 Units (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 100% (1)

12.	Type of Reporting Person (See Instructions) IN

(1) Ronald N. Beck, Stephen A. Kaplan, Sheldon Stone, John Frank, Richard Masson, Howard Marks, David Kirchheimer and Bruce A. Karsh may be deemed to form a “group” and, as a result, each such individual may be deemed to be a beneficial owner of the 100 Class A Membership Units.  Each of the reporting persons disclaims membership in a group and therefore disclaims beneficial ownership of any of the Class A Membership Units.  See Item 4.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John Frank

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 100 Units

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 100 Units

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 Units (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 100% (1)

12.	Type of Reporting Person (See Instructions) IN

(1) Ronald N. Beck, Stephen A. Kaplan, Sheldon Stone, John Frank, Richard Masson, Howard Marks, David Kirchheimer and Bruce A. Karsh may be deemed to form a “group” and, as a result, each such individual may be deemed to be a beneficial owner of the 100 Class A Membership Units.  Each of the reporting persons disclaims membership in a group and therefore disclaims beneficial ownership of any of the Class A Membership Units.  See Item 4.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Richard Masson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 100 Units

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 100 Units

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 Units (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 100% (1)

12.	Type of Reporting Person (See Instructions) IN

(1) Ronald N. Beck, Stephen A. Kaplan, Sheldon Stone, John Frank, Richard Masson, Howard Marks, David Kirchheimer and Bruce A. Karsh may be deemed to form a “group” and, as a result, each such individual may be deemed to be a beneficial owner of the 100 Class A Membership Units.  Each of the reporting persons disclaims membership in a group and therefore disclaims beneficial ownership of any of the Class A Membership Units.  See Item 4.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Howard Marks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 100 Units

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 100 Units

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 Units (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 100% (1)

12.	Type of Reporting Person (See Instructions) IN

(1) Ronald N. Beck, Stephen A. Kaplan, Sheldon Stone, John Frank, Richard Masson, Howard Marks, David Kirchheimer and Bruce A. Karsh may be deemed to form a “group” and, as a result, each such individual may be deemed to be a beneficial owner of the 100 Class A Membership Units.  Each of the reporting persons disclaims membership in a group and therefore disclaims beneficial ownership of any of the Class A Membership Units.  See Item 4.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David Kirchheimer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 100 Units

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 100 Units

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 Units (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 100% (1)

12.	Type of Reporting Person (See Instructions) IN

(1) Ronald N. Beck, Stephen A. Kaplan, Sheldon Stone, John Frank, Richard Masson, Howard Marks, David Kirchheimer and Bruce A. Karsh may be deemed to form a “group” and, as a result, each such individual may be deemed to be a beneficial owner of the 100 Class A Membership Units.  Each of the reporting persons disclaims membership in a group and therefore disclaims beneficial ownership of any of the Class A Membership Units.  See Item 4.

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bruce A. Karsh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 100 Units

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 100 Units

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 Units (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 100% (1)

12.	Type of Reporting Person (See Instructions) IN

(1) Ronald N. Beck, Stephen A. Kaplan, Sheldon Stone, John Frank, Richard Masson, Howard Marks, David Kirchheimer and Bruce A. Karsh may be deemed to form a “group” and, as a result, each such individual may be deemed to be a beneficial owner of the 100 Class A Membership Units.  Each of the reporting persons disclaims membership in a group and therefore disclaims beneficial ownership of any of the Class A Membership Units.  See Item 4.

Item 1.
	(a)	Name of Issuer OCM HoldCo, LLC
	(b)	Address of Issuer’s Principal Executive Offices c/o Oaktree Capital Management, LLC 333 South Grand Ave., 28th Floor, Los Angeles, CA 90071

Item 2.
	(a)	Name of Person Filing OCM VoteCo, LLC Ronald N. Beck Stephen A. Kaplan Sheldon Stone John Frank Richard Masson Howard Marks David Kirchheimer Bruce A. Karsh
	(b)	Address of Principal Business Office or, if none, Residence Each reporting person: c/o Oaktree Capital Management, LLC 333 South Grand Ave., 28th Floor, Los Angeles, CA 90071
	(c)	Citizenship OCM VoteCo, LLC: Delaware Each other reporting person: United States
	(d)	Title of Class of Securities Class A Membership Units
	(e)	CUSIP Number Not applicable

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

OCM VoteCo, LLC: 100 Class A Membership Units

Each other reporting person: 100 Class A Membership Units.

Ronald N. Beck, Stephen A. Kaplan, Sheldon Stone, John Frank, Richard Masson, Howard Marks, David Kirchheimer and Bruce A. Karsh may be deemed to form a “group” and, as a result, each such individual may be deemed to be a beneficial owner of the 100 Class A Membership Units.  Each of the reporting persons disclaims membership in a group and therefore disclaims beneficial ownership of any of the Class A Membership Units.

(b)

Percent of class:

OCM VoteCo, LLC: 100%

Each other reporting person: 100%

Ronald N. Beck, Stephen A. Kaplan, Sheldon Stone, John Frank, Richard Masson, Howard Marks, David Kirchheimer and Bruce A. Karsh may be deemed to form a “group” and, as a result, each such individual may be deemed to be a beneficial owner of the 100 Class A Membership Units.  Each of the reporting persons disclaims membership in a group and therefore disclaims beneficial ownership of any of the Class A Membership Units.

	(c)	Number of shares as to which the person has: OCM VoteCo, LLC:
		(i)	Sole power to vote or to direct the vote 100
		(ii)	Shared power to vote or to direct the vote None
		(iii)	Sole power to dispose or to direct the disposition of 100
		(iv)	Shared power to dispose or to direct the disposition of None
Each other reporting person:
		(i)	Sole power to vote or to direct the vote None
		(ii)	Shared power to vote or to direct the vote 100
		(iii)	Sole power to dispose or to direct the disposition of None
		(iv)	Shared power to dispose or to direct the disposition of 100
Instruction: For computations regarding securities which represents a right to acquire an underlying security see Rule 13d-3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group See Exhibit 1.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2006

OCM VoteCo, LLC

By:	/s/ Stephen A. Kaplan
Name: Stephen A. Kaplan
Title: Manager

/s/ Ronald N. Beck
Name: Ronald N. Beck
Title: Manager

Ronald N. Beck		Stephen A. Kaplan

By:	/s/ Ronald N. Beck	By:	/s/ Stephen A. Kaplan
	Ronald N. Beck		Stephen A. Kaplan

Bruce A. Karsh		John Frank

By:	/s/ Bruce A. Karsh	By:	/s/ John Frank
	Bruce A. Karsh		John Frank

Howard Marks		David Kirchheimer

By:	/s/ Howard Marks	By:	/s/ David Kirchheimer
	Howard Marks		David Kirchheimer

Sheldon Stone		Richard Masson

By:	/s/ Sheldon Stone	By:	/s/ Richard Masson
	Sheldon Stone		Richard Masson

Exhibit Index

Exhibit 1:                Schedule of Group Members

Exhibit 2:                Joint Filing Agreement